Mail Stop 4561
      August 26, 2005

Mr. Michael A. Doyle
Chief Financial Officer
Easylink Services Corporation
33 Knightsbridge Road
Piscataway, NJ 08854

	Re:	Easylink Services Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-26371

Dear Mr. Doyle:

      We have reviewed your filings and have the following comments.
In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the Fiscal Year Ended December 31, 2004

Item 7A Quantitative and Qualitative Disclosures about Market
Risk,
page 35

1. Please tell us how you considered the disclosure requirements of
Item 3-05 of Regulation S-K with respect to your fixed rate and variable rate debt, as there is fair value risk associated with the first and cash flow risk related to the second.

Note 1 Summary of Operations and Significant Accounting Policies

(L) Revenue Recognition, page 48

2. We note from your disclosures on page 7 that you offer customer support. Please tell us if the customer support is included in your customer`s contracts. If so, explain your accounting to us for these multiple element arrangements. Refer to EITF 00-21.

Note 2 Sale of Businesses/Mailwatch Service Line, page 52

3. Please explain to us your consideration of SFAS 144 regarding the reporting of the sale of the Mailwatch Service Line in 2004 in continuing operations.

Note 3 Sale of Internet Domain Names, page 52

4. Please tell us the accounting literature you used to support the recognition of gain from the sale of the internet domain name portfolio in 2004. Also, provide us information that supports the following:
* The sales price is reasonable and objectively supportable.
* The buyer is independent and has economic substance.
* You are not required to support the property sold.
In addition, please tell us how you will report the subsequent revenue you will receive from the domain names and refer us to the accounting literature that supports this treatment.

5. Please explain to us your consideration of SFAS 144 regarding the
reporting of the sale of the internet domain name portfolio in
2004
in continuing operations.

Note 10 Related Party Transactions, page 57

6. We note the conversion of debt into shares of class A common stock for the debt held by Federal Partners and George Abi Zeid. Please tell us how each transaction was accounted for and what accounting literature you used to support your conclusions.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
      Senior Staff Accountant






Mr. Michael A. Doyle
Easylink Services Corporation
August 26, 2005
Page 1